Organigram Update on Proposed Investment in European CBD Hemp Producer Eviana

Organigram and Strategic Investor to Collectively Participate in $10 Million Private Placement
Debenture into Eviana Health Corporation

MONCTON, NB, Sept. 14, 2018 /CNW/ ‐ Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the "Company" or "Organigram"), a leading licensed producer of medical marijuana, is pleased to update the market on its proposed investment in Eviana Health Corporation (“Eviana”). The information provided in this news release is meant to update and replace the information previously disseminated by Organigram on June 4, 2018 regarding a proposed investment in Eviana.

Private Placement Investment in Eviana Debentures

Organigram has signed a term sheet to participate as to 50% in a private placement debenture offering (the “Debenture Offering”) by Eviana comprised of 10,000 debenture units (the “Debenture Units”) of Eviana, each consisting of: (i) $1,000 principal amount of senior unsecured convertible debentures of Eviana (the “Debenture”) and (ii) one half of one common share (the “Common Shares”) purchase warrant of the Company (each whole purchase warrant, a “Warrant”). The balance of the Debenture Offering is proposed to be acquired by an institutional strategic investor (the “Strategic Investor”).

Each full Warrant shall be exercisable by the holder thereof for 870 Common Shares in the capital of Eviana at an exercise price per Warrant Share of $1.30 for a period of 24 months from the closing date of the Debenture Offering. The Debentures will be convertible at a conversion price of $1.15 per Common Share at the holder’s option, or upon mandatory conversion at the request of Eviana in the event that at any time following four months plus one day following the Closing, for any ten consecutive trading days, the daily volume weighted average closing price of the Common Shares on the CSE is greater than $2.15.

The Debentures shall bear interest at a rate of 10% per annum from the date of issue, payable semiannually in arrears on June 30 and December 31 of each year, commencing December 31, 2018.

The Debenture Offering is expected to be completed on or about September 27, 2018, or such earlier or later date as the Strategic Investor, Organigram and Eviana may determine.

About Eviana

Eviana is a publicly listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa for cannabinoid‐based topical creams and products and cosmeceutical and nutraceutical merchandise.

On September 7, 2018 Eviana provided a corporate update that the Serbian operations which it can purchase under an option agreement had begun commercial production of cannabidiol (“CBD”) utilizing Vitalis Supercritical CO2 extraction. Aside from the extraction facility the Serbian operations own approximately 60 tonnes of dried hemp ready for sorting and extraction as well as a 2018 harvest of 250 hectares expected to yield up to an additional 250 metric tonnes of dried hemp for sorting and extraction.

Eviana’s common shares trade on the Canadian Securities Exchange (CSE) under the symbol EHC and closed at a price of $1.49 on September 13, 2018.

Board Representation

On closing of the Debenture Offering, Organigram shall be granted board representation rights, pursuant to which Eviana will agree to include one Organigram designated candidate for election to the board of directors of the Company and to solicit support for such candidate at all shareholder meetings at which directors are to be elected.

Offtake Sales Agreement

Organigram shall have the right, but not the obligation, to purchase up to and including 25% (the “Offtake Percentage”) of Eviana’s (on a consolidated basis) annual CBD oil (or a comparable form including, but not limited to, CBD crystals) at 95% of the agreed raw CBD oil (or equivalent thereof) wholesale market price for a period of 5 years from the date on which the CBD oil (or equivalent thereof) is first made commercially available by Eviana for wholesale (subject to final agreement on terms between management of both companies).

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics and Trailer Park Buds. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations ("ACMPR").

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information on Organigram please visit: www.Organigram.ca

Organigram Holdings Inc. Paolo De Luca Chief Financial Officer paolo.deluca@organigram.ca (416) 661‐0947	Organigram Holdings Inc. Dylan Rogers Investor Relations Analyst drogers@organigram.ca (506) 232‐0121